

September 6, 2013

Via U.S. mail
Fredric S. Starker
Chief Financial Officer
New York Mortgage Trust, Inc.
275 Madison Avenue
Suite 3200
New York, NY 10016

> **Re:** **New York Mortgage Trust, Inc.**
> **Form 10-K**
> **Filed March 18, 2013**
> **File No. 001-32216**

Dear Mr. Starker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Business, page 5

1.   In future Exchange Act reports, please provide, as applicable, the vintage or origination dates of your MBS portfolio.

Our Financing Strategy, page 9

2.   We note your disclosure on page 36 that the repurchase agreements allow the lenders, to varying degrees, to revalue the collateral to values that the lender considers to reflect market value. In future Exchange Act reports, please revise to discuss how market value is calculated.

Risk Factors, page 20

If a counterparty to one of our repurchase transactions…, page 36

3.   We note your disclosure on page 87. In future Exchange Act reports, with respect to your repurchase agreements, please name here or in the appropriate risk factor each of the counterparties that holds collateral in excess of 5% of stockholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

4.   We note your disclosure on page 36 that certain of the assets that you pledge as collateral, including Agency IOs and CLOs, are currently subject to significant haircuts. In future Exchange Act reports, please revise to identify the period end weighted average haircut and discuss material trends, if any.

Balance Sheet Analysis, page 62

Financing Arrangements, Portfolio Investments, page 71

5.   With respect to your disclosure for those repurchase agreements you account for as collateralized financings, please confirm that you will expand your disclosure in future filings to include the average *quarterly* balance and *quarter* end balance for each of the past *three* years.

Quarterly Comparative Net Interest Spread, page 79

6.   Please clarify whether the cost of funds reflects the impact of your hedging activities. In future Exchange Act reports, if applicable, please revise to reflect the impact of such hedging activities. Additionally, if you experience material trends in your spread, please discuss such trends and explain the reasons for such trends to the extent driven by management decisions.

Non-GAAP Financial Measure, page 81

7.   Please tell us how you determined that Unrealized net losses on investment securities and related hedges and Unrealized net gains on multi-family loans and debt held in securitization trusts are "unusual or not indicative of [your] core operating results." Please refer to Item 10(e) of Regulation S-K.

Liquidity – Hedging and Other Factors, page 85

8.   We note your disclosure beginning on page F-28. Please revise this section or elsewhere as appropriate to disclose the extent of your hedging activities and the extent of any gap

between the duration of swaps and assets/liabilities or tell us why such disclosure is not material. As applicable, please disclose any material trends in these measures as compared to prior periods.

Credit Risk, page 91

9.   Please revise to explain how you evaluate the credit quality of your assets, other than the Agency MBS.

Financial Statements

Consolidated Statements of Operations, page F-5

10.   Please tell us how you determined it was appropriate to present Dividends declared per common share on the face of the income statement. Please refer to paragraph 5 of ASC 260-10-45.

Notes to Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies, page F-9

Financing Arrangements, Portfolio Investments, page F-12

11.   We note that you have disclosed that none of your repurchase agreements are accounted for as linked transactions. Please tell us and clarify in future filings the reason that none of your repurchase agreements are accounted for as linked transactions (i.e. you do not enter into such transactions; you have met the applicable criteria.)

Form 10-Q for the quarterly period ended June 30, 2013

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 7

2. Summary of Significant Accounting Policies, page 7

Investment Securities Available for Sale, page 8

12.   You disclose that you assess potential impairment of securities where the fair value option has not been elected by applying the guidance prescribed in ASC Topic 320-10. For your non-Agency securities, please tell us and expand your disclosures to discuss in detail your accounting policy for determining how your securities meet the criteria to be accounted for under ASC Topic 320-10 versus 325-40.

DEF14A filed March 26, 2013

General

13.   In future Exchange Act reports, please revise the say-on-pay proposal and the say-on-frequency proposal, including the proxy card, to comply with the guidance provided by Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at 202-551-3673 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Cicely LaMothe

                                        Cicely LaMothe
                                        Senior Assistant Chief Accountant